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Exhibit 99.2

EXPENSES

        The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Financement-Québec (the "Issuer") in connection with the issuance and sale of its Medium-Term Notes, Series A, Due Nine Months or More from Date of Issue, guaranteed unconditionally as to principal, any premium and interest by Québec, or properly chargeable thereto, including legal, engineering, certification and other charges.

Securities and Exchange Commission registration fee	$121,350	*
Printing and engraving fees and expenses	20,000
Legal fees and expenses	288,000
Fiscal Agent and registrar fees and expenses	3,500
Rating fees and expenses	40,000
Blue sky fees and expenses	5,000

	$477,850

*    Paid in connection with the filing of Issuer's Registration Statement No. 333-110338 on November 7, 2003.

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EXPENSES